[Letterhead of Local Matters, Inc.]

November 13, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Barbara C. Jacobs

Re:
Local Matters, Inc.
Commission File No. 333-132637 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to the provision of Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the "Act"), Local Matters, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-132637 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 22, 2006.

Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock, $0.001 par value per share, for issuance to the public with a proposed maximum offering price of $46,000,000. Based upon changed circumstances regarding the securities markets, the Registrant has determined at this time not to pursue the initial public offering of equity securities pursuant to the Registration Statement.

The Registrant confirms that (i) the Registration Statement has not been declared effective by the Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus contained therein; and (iii) no preliminary prospectus contained in the Registration Statement has been distributed. Pursuant to Rule 477(c), the Registrant hereby advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act. If it does undertake such a private offering, it will do so in full compliance with Section 4(2) of the Act or Rule 506 of Regulation D promulgated thereunder.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Brent D. Fassett or Michael D. Stack of Cooley Godward Kronish LLP, legal counsel to the Registrant in connection with the Registration Statement, at (720) 566-4000.

                      Sincerely,

                      Local Matters, Inc.

                      /s/ Perry Evans

                      Perry Evans
                      President and Chief Executive Officer

cc:
Brent D. Fassett, Esq.
Michael D. Stack, Esq.